Exhibit 3.1

NIGHTFOOD HOLDINGS, INC.

AMENDMENT

TO

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A SUPER VOTING PREFERRED STOCK

PURSUANT TO SECTION 78 OF THE

NEVADA REVISED STATUTES

The undersigned, Chief Executive Officer of Nightfood Holdings, Inc., a Nevada corporation (the “Corporation”) DOES HEREBY CERTIFY that the following resolution was (i) duly adopted by the Board of Directors of the Corporation by unanimous written consent on January 22, 2024 and (ii) approved by the vote of stockholders holding shares of Series A Super Voting Preferred Stock entitling them to exercise a majority of the voting power pursuant to NRS 78.1955 on January 22, 2024.

NOW, THEREFORE, BE IT RESOLVED:

Section 1 be replaced in its entirety with the following:

1.	Voting. The shares of Series A Preferred Stock shall have a number of votes at any time equal to (i) the number of votes then held or entitled to be made by all other equity securities of the Corporation, including, without limitation, the common stock, par value $0.001 per share, of the Corporation (the “Common Stock”), debt securities of the Corporation, or pursuant to any other agreement, contract or understanding of the Corporation, plus (ii) one (1). By way of example and not limitation, in the event that there are 100 shares of Common Stock issued and outstanding, comprising all of votes then held or entitled to be made on such matter of the Corporation, the Series A Preferred Stock shall have a total of 101 votes.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on January 26, 2024.

NIGHTFOOD HOLDINGS, INC.

/s/ Sean Folkson
Sean Folkson
Chief Executive Officer